Exhibit 99.3

NAYAX LTD.

U.S. APPENDIX

TO THE NAYAX LTD.

GLOBAL EQUITY INCENTIVE PLAN (2018)

As amended and adopted by the Board on August 11, 2025

1.	GENERAL

1.1	This appendix, as amended from time to time (the “Appendix”) shall apply only to Participants who are residents of the United States or those who are deemed to be residents of the United States for the purposes of tax payment. The provisions specified hereunder shall form an integral part of the Nayax Ltd. Global Equity Incentive Plan 2018 (the “Plan”).

1.2	This Appendix is to be read as a continuation of the Plan and only refers to Awards granted to U.S. Participants so that they comply with the requirements set by the U.S. law in general and in particular with the provisions of Sections 421 through 424 of the Code. For the avoidance of doubt, this Appendix does not add to or modify the Plan in respect of any other category of Participants.

1.3	The Plan and this Appendix are complementary to each other and shall be deemed one. In any case of contradiction, whether explicit or implied, between the provisions of this Appendix and the Plan, the provisions set out in this Appendix shall prevail with respect to Awards granted to U.S. Participants.

1.4	Any capitalized terms not specifically defined in this Appendix shall be construed according to the interpretation given to them in the Plan.

2.	DEFINITIONS

2.1	“Code” means the United States Internal Revenue Code of 1986, as now in effect or as hereafter amended.

2.2	“Employee(s)” means any individual who is an employee of the Company or any of its Affiliates, including a Parent or a Subsidiary.

2.3	“ISO” means an “incentive stock option” within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted U.S. federal tax statute, as amended from time to time.

2.4	“Non-Employee” shall mean a Person who is not an Employee but is a Service Provider of the Company or any of its Affiliates, including a Parent or a Subsidiary.

2.5	“NQSO (Non-Qualified Stock Option)” means an option that does not meet the requirements of, and is not governed by, the rules of Sections 421 through 424 of the Code.

2.6	“Parent” means a “parent cooperation” of the Company, whether now or hereafter exciting, as defined in Section 424(e) of the Code.

2.7	“Restricted Stock Unit” means a right granted to a Participant to receive on a future date or occurrence of a future event a Share or cash in lieu thereof, as determined by the Board.

2.8	“Subsidiary” means a “subsidiary cooperation” of the Company, whether now or hereafter exciting, as defined in Section 424(f) of the Code.

2.9	“Ten Percent Shareholder” means a Person who owns shares possessing more than 10% of the total combined voting power of all classes of shares of the Company or of any of its Affiliates.

2.10	“U.S. Beneficiary” means a U.S. Employee or Non-Employee who purchases the Awards under the Plan and this Appendix.

2.11	“U.S. Tax Regulations” means any U.S. Treasury Regulation promulgated (or, to the extent applicable, proposed) pursuant to an applicable provision of the Code.

3.	ISSUANCE OF AWARDS; ELIGIBILITY; SHARES RESERVED FOR ISO

3.1	The terms and conditions upon which an Award shall be issued and exercised, including the vesting schedules and the Purchase Price, shall be as specified in the Award Agreement to be executed by the Company and the U.S. Beneficiary, pursuant to the Plan and to this Appendix.

3.2	ISOs may only be granted to Employees. NQSOs may be granted to Employees and Non-Employees of the Company or any Affiliate.

The maximum aggregate number of Shares that may be issued pursuant to this Appendix is 5,000,000 Shares, which shall not be increased without the approval of the shareholders of the Company. The number of Shares stated in this Section 3.3 shall be subject to adjustment as permitted under the applicable law (to the extent such adjustments are in accordance with Sections 409A and 424 of the Code, unless otherwise determined by the Board in its discretion). To the extent that an Award terminates, expires, or lapses for any reason, any Shares subject to the Award shall again be available for the grant of Awards pursuant to this Appendix. Additionally, any Shares tendered or withheld to satisfy the exercise price or tax withholding obligation pursuant to any Award shall again be available for grant under this Appendix.

4.	EXERCISE OF AWARDS AND EFFECT OF TERMINATION OF SERVICE

4.1	Awards shall be exercised by the U.S. Beneficiaries by giving written notice to the Company or to any third party designated by the Company (the “Representative”), in such form and method as may be determined by the Company, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the Purchase Price for the number of Shares with respect to which the Awards is being exercised, at the Company’s or the Representative’s principal office. The notice shall specify the number of Shares with respect to which the Award is being exercised.

4.2	Awards covered by this Appendix shall be exercised by the Participant in accordance with the terms of the Plan and the procedure set forth therein, provided, however, in the event of the grant of ISOs to Ten Percent Shareholders, the expiration of 5 years from the Date of Grant.

4.3	To the extent the aggregate Fair Market Value (determined at the Date of Grant) of the Company’s Shares with respect to which ISOs are exercisable for the first time by any U.S. Beneficiary during any calendar year under all Plans of the Company and its affiliates exceeds USD 100,000, the Awards or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as NQSOs.

4.4	Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Board and set forth in the Award Agreement evidencing such Options; provided, however, that (a) no Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Option, (b) no ISO granted to a Ten Percent Shareholder shall be exercisable after the expiration of five (5) years after the effective date of grant of such Options and (c) no Options granted to an employee who is a non-exempt employee for purposes of the U.S. Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such Options (except in the event of such employee’s death, disability or retirement, upon a change in control, or as otherwise permitted by the U.S. Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Board in the grant of an Options, each Option shall terminate ten (10) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions.

4.5	Subject to earlier termination of the Options as otherwise provided by this Plan and unless otherwise provided by the Board or in an Award Agreement, an Option shall be exercisable after the Participant’s Date of Termination to the extent it is then vested only during the applicable time period specified below, or if applicable, such other period provided in the applicable Award Agreement or other written agreement between the Participant and the Company; provided however, in no event may such Option be exercised after expiration of its maximum permitted term as set forth in the Award Agreement evidencing such Option or any earlier date the Option is terminated in connection with a change in control (the “Option Expiration Date”), and thereafter shall terminate if not exercised during such period.

4.5.1	Disability. If the Participant’s service terminates because of the Disability of the Participant, the Options, to the extent unexercised and exercisable for vested Shares on the Participant’s Date of Termination, may be exercised by the Participant (or the Participant’s guardian or legal representative) at any time prior to the expiration of 90 days after the Date of Termination.

4.5.2	Death. If the Participant’s service terminates because of the death of the Participant, the Options, to the extent unexercised and exercisable for vested Shares on the Participant’s Date of Termination, may be exercised by the Participant’s legal representative or other person who acquired the right to exercise the Options by reason of the Participant’s death at any time prior to the expiration of twelve (12) months after the Date of Termination.

4.5.3	Termination for Cause. Notwithstanding any other provision of the Plan to the contrary, if the Participant’s service is terminated for Cause or if, following the Participant’s termination of service and during any period in which the Options otherwise would remain exercisable, the Participant engages in any act that would constitute Cause, the Options shall terminate in their entirety and cease to be exercisable immediately upon such termination of service or act.

4.5.4	Other Termination of Service. If the Participant’s service terminates for any reason, except Disability, death or Cause, the Options, to the extent unexercised and exercisable for vested Shares on the Participant’s Date of Termination, may be exercised by the Participant at any time prior to the expiration of 90 days after the Date of Termination.

4.5.5	Extension if Exercise Prevented by Law. Notwithstanding the foregoing, other than termination of service for Cause, if the exercise of an Option within the post-termination exercise period is prevented by the provisions of this Plan or other applicable law, the Option shall remain exercisable until the later of (i) thirty (30) days after the date such exercise first would no longer be prevented by such provisions or (ii) the end of the applicable post-termination exercise period, but in any event no later than the Option Expiration Date.

5.	PURCHASE PRICE

5.1	In the case of an ISO, the Purchase Price shall be determined subject to the following:

5.1.1	in case of an ISO granted to a Ten Percent Shareholder, the Purchase Price shall be no less than 110% of the Fair Market Value per share on the Date of Grant.

5.1.2	in case of an ISO granted to any other Employee, the Purchase Price shall be no less than 100% of the Fair Market Value per share on the Date of Grant.

5.2	In the case of a NQSO, the Purchase Price shall be no less than 100% of the Fair Market Value per share on the Date of Grant.

5.3	The determination of the Fair Market Value shall be subject to such terms and conditions as required under Section 409A of the Code and the applicable U.S. Tax Regulations and any applicable guidance thereunder in order to exempt such Option (to the maximum extent possible) from the requirements of Section 409A of the Code.

6.	FAIR MARKET VALUE

Without derogating from the definition of “Fair Market Value” enclosed in the Plan and in addition thereto and solely for the purpose of this Appendix, in the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board; provided, that, (i) for Awards that are ISOs, the Board shall make such determination in accordance with Section 422 of the Code and all applicable U.S. Tax Regulations and other applicable guidance promulgated pursuant thereto; (ii) for Awards that are not ISOs, the value that is determined by the Board as of the day of determination to be the Fair Market Value pursuant to applicable U.S. Tax Regulations and other applicable guidance promulgated pursuant to Section 409A of the Code.

7.	ADJUSTMENTS

Notwithstanding anything mentioned in Section 9 of the Plan, any changes or amendments to ISOs pursuant to such Section 9 of the Plan shall, unless the Company determined otherwise, only be effective to the extent such changes or adjustments do not cause “modification” (within the meaning of Section 424(h)(3) of the Code) of such ISOs or adversely affect the tax status of such ISOs.

8.	EFFECTIVE DATE OF THE PLAN

8.1	This Appendix shall be effective as of June 19, 2019 (the “Effective Date”) and shall terminate upon the expiration of the Plan (the “Termination Date”). No Awards may be granted under the Appendix after the Termination Date.

8.2	The Appendix shall be approved by the shareholders of the Company, which approval shall be received within 12 months following the Effective Date. All and any grants of ISOs to U.S. Beneficiaries under this Appendix as of the Effective Date shall be subject to the said shareholders’ approval.

9.	AMENDMENT TO THE PLAN AND APPENDIX

The Company shall be required to obtain the approval of the Company’s shareholders for any amendment to this Appendix and/or to the Plan, if shareholders’ approval is necessary to comply with any applicable law, including Section 422 of the Code, which approval shall be received not later than 12 months after the adoption of such amendment by the Board, if Board approval is required.

10.	TAX CONSEQUENCES

10.1	Any tax consequences arising from the grant or exercise of any Award, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates and the Trustee and/or the Participant) hereunder shall be borne solely by the Participant. The Company and/or its Affiliates and/or the Trustee shall be entitled to withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Participant shall agree to indemnify the Company and its Affiliates and/or any of their representatives and/or officers and/or directors and/or the Trustee, if and as applicable, and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant.

10.2	The Company and/or, when applicable, the Trustee shall not be required to release any Shares or share certificates (if applicable) to a Participant until all required payments have been fully made. In the event that the Company or the Trustee, as applicable, is uncertain as to the sum of the full tax payment due or which is subject to withholding, the Company or the Trustee, as applicable, may refuse to release the Shares until such time as the applicable tax authorities verifies the sum of the full tax payment which is due, and the Participant shall not have any claims in connection with such refusal.

10.3	Without derogating from the provisions of Section 15 to the Plan, it is also clarified that if the Participant ceases to be an Employee or non-Employee, as the case may be, the Participant shall extend to the Company and/or its Affiliate, as requested, a security or guarantee for the payment of tax due at the time of sale of Shares.

10.4	The Company does not give any guarantee that ISO will achieve the tax benefits generally associated therewith. In the event those benefits are not achieved, whether by fault of the Company (or any of its Affiliates, including a Parent or a Subsidiary), the Participant, the Trustee or otherwise, the Participant shall not have any claims against: (i) the Company, (ii) its representatives, directors, officers, and Affiliates (including a Parent or a Subsidiary, and their representatives, directors, and officers), (iii) the Trustee, or (iv) any other Person.

10.5	The Company shall not be required to release any Share certificate to a U.S Beneficiary until all required payments have been fully made.

11.	NOTICE TO COMPANY OF DISQUALIFYING DISPOSITION

Each Employee who receives an ISO must agree to notify the Company in writing immediately after the Employee makes a Disqualifying Disposition (as defined herein) of any Shares acquired upon the exercise of an ISO. For the purpose hereof, a “Disqualifying Disposition” shall mean any disposition (including any sale) of such Shares before the later of (a) 2 years after the date the Employee was granted the ISO, or (b) 1 year after the date the Employee acquired Shares by exercising the ISO. If the Employee has died before such Share is sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

12.	COMPLIANCE WITH SECTION 409A

12.1	The Company intends that Awards granted pursuant to the Plan shall either be exempt from or comply with Section 409A of the Code (“Section 409A”), and the Plan shall be so construed. The provisions of the Plan and this Appendix shall apply to any Award or portion thereof that constitutes or provides for payment of Section 409A deferred compensation. Such Awards may include, without limitation: any Restricted Stock Unit Award or other stock-based Award that either (i) provides by its terms for settlement of all or any portion of the Award at a time or upon an event that will or may occur later than the end of the Short-Term Deferral Period (as defined below) or (ii) permits the Participant granted the Award to elect one or more dates or events upon which the Award will be settled after the end of the Short-Term Deferral Period.

12.2	Subject to the provisions of Section 409A, the term “Short-Term Deferral Period” means the 2 1/2 month period ending on the later of (i) the 15th day of the third month following the end of the Participant’s taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture or (ii) the 15th day of the third month following the end of the Company’s taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture. For this purpose, the term “substantial risk of forfeiture” shall have the meaning provided by Section 409A.

12.3	Notwithstanding any other provision of the Plan, the Company makes no representation that Awards shall be exempt from or comply with Section 409A. The Company shall not be liable for any tax, penalty or interest imposed on a Participant by Section 409A.

13.	FORFEITURE EVENTS

The Board may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or conditions of an Award. Such events may include, but shall not be limited to, termination of service for Cause or any act by a Participant, whether before or after termination of service, that would constitute Cause for termination of service, or any accounting restatement due to material noncompliance of the Company with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws. In addition, to the extent that claw-back or similar provisions applicable to Awards are required by applicable law, listing standards and/or policies adopted by the Company, Awards granted under the Plan shall be subject to such provisions.

14.	COMPLIANCE WITH SECURITIES LAW

The grant of Awards and the issuance of Shares pursuant to any Award shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities and the requirements of any stock exchange or market system upon which the Shares may then be listed. In addition, no Award may be exercised or Shares issued pursuant to an Award unless (a) a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) shall at the time of such exercise or issuance be in effect with respect to the Shares issuable pursuant to the Award, or (b) in the opinion of legal counsel to the Company, the Shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any Shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. As a condition to issuance of any Shares, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

15.	SETTLEMENT OF RESTRICTED STOCK UNIT AWARDS

Subject to the terms of the applicable Award Agreement, the Company shall issue to a Participant on the date on which Restricted Stock Units subject to the Participant’s Restricted Stock Unit Award vest or on such other date determined by the Board in compliance with Section 409A, if applicable, and set forth in the Award Agreement one (1) Share for each Restricted Stock Unit then becoming vested or otherwise to be settled on such date, subject to any applicable withholding obligations regarding any tax-related items related to the Restricted Stock Unit, if any. The Board, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Unit Award that if the settlement date with respect to any Shares issuable upon vesting of Restricted Stock Units would otherwise occur on a day on which the sale of such Shares would violate the provisions of the Company’s insider trading policy, if any, then the settlement date shall be deferred until the next trading day on which the sale of such Shares would not violate the insider trading policy but in any event no later than the 15th day of the third calendar month following the year in which such Restricted Stock Units vest. Notwithstanding the foregoing, the Board, in its discretion, may provide in an Award Agreement for settlement of any Restricted Stock Unit Award by payment to the Participant in cash of an amount equal to the Fair Market Value on the payment date of the Shares or other property otherwise issuable to the Participant pursuant to this Section.